UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-45210

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-KSB [ ]Form 11-K [ ]Form 20-F [ ]Form 10-QSB [ ]Form N-SAR

                         For Period Ended: June 30, 2004

                         [_] Transition  Report on Form  10-K
                         [_] Transition Report  on Form  20-F
                         [_] Transition  Report on Form 11-K
                         [_]  Transition   Report  on  Form  10-Q
                         [_] Transition Report on Form N-SAR
                         For the  Transition Period Ended:

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

                         PART I - REGISTRANT INFORMATION

SYSTEMS MANAGEMENT SOLUTIONS, INC.
Full name of registrant

Supreme Holdings, Inc.
Former name if applicable

7550 IH-10 West, 14th Floor

Address of principal executive office (Street and Number)

San Antonio, Texas  78229
City, state and zip code

                        PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Annual Report on Form 10-KSB for the period ended June 30, 2004 (the "Annual Report") could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters. The Registrant, which has a small accounting staff, has devoted substantial time and efforts to other recent business matters affecting the Registrant, thereby delaying completion of the Annual Report. As a result, the information necessary to complete the Annual Report, including the financial statements and the notes thereto, has not yet been completed.

    ------------------------------------------------------------------------

                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Jim Karlak                      (210)             541-7133
         ----------                      -----             --------
         (Name)                        (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       SYSTEMS MANAGEMENT SOLUTIONS, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  SEPTEMBER 27, 2004                         BY:  /s/ Jim Karlak
                                                    ----------------------------
                                                    Jim Karlak
                                                    Chief Executive Officer


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